VANTONE INTERNATIONAL GROUP, INC.
No. 195 Zhongshan Road, Heping District
Shenyang, Liaoning Province
P.R. China

July 29, 2010

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Vantone International Group, Inc. (f/k/a Senior Optician Service, Inc.)
Form 10-K for Fiscal Year Ended
March 31, 2009
Filed July 14, 2009
File No. 000-28683
Supplemental Response Letter
Dated May 25, 2010

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated July 13, 2010.  The Staff’s comment is set forth and indented, followed by our response.

Form 10-K for Fiscal Year Ended March 31, 2009

General

1.
In response to prior comment six from our letter dated March 19, 2010 you indicate that your share exchange with Vantone International Group was a transaction with entities that were under common control.  It does not appear that this transaction was described in response to Item 13 of Form 10-K and Item 404 of Regulation S-K.  Please revise to provide the information required for the share exchange or advise.

Response to Comment 1

When the Staff has completed its review of our responses to its comments, we will file an amendment to our 2009 Form 10-K.  In Item 13, immediately under the heading “Certain Relationships and Related Transactions,” we will insert the following text:

i.	Share Exchange

On May 14, 2009 the Company acquired all of the outstanding capital stock of the entity that is now known as “Vantone USA, Inc.”  In exchange for those shares, the Company issued 23,947,000 shares of its common stock, which represented 80.1% of the outstanding shares after the share exchange.  Immediately prior to the share exchange, Honggang Yu, our current CEO, was the sole director and sole officer of the Company, as well as the owner of 86.9% of the Company’s outstanding shares.  At the same time, Mr. Yu was the sole director and chief executive officer of Vantone USA, Inc., and owned 80% of the outstanding shares of Vantone USA, Inc.  Accordingly, Mr. Yu received 19,157,600 of the shares issued by the Company in the share exchange.  Mr. Yu did not obtain any independent appraisal or evaluation of the share exchange.

ii.	Loans

Sincerely,

/s/ Honggang Yu

Honggang Yu
Chief Executive Officer